Exhibit 15.1

LETTER DATED APRIL 6, 2006 FROM ARVE JOHANSEN, HENRIK TORGERSEN

AND FRIDTJOF RUSTEN, ADDRESSED TO DAVID HAINES

April 6, 2006

Mr. David Haines

Chairman of the Board of Directors

OAO “Vimpel-Communications”

10, 8 Marta Street

Moscow 127083

Russian Federation

Dear David,

Need for Disclosure by VimpelCom Concerning URS Acquisition

As you are aware, we have repeatedly requested that VimpelCom publicly disclose to all holders of its shares and ADRs in a filing made with the US Securities and Exchange Commission all of the details of VimpelCom’s US$231.3 million acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”).

In the meeting of the Board of Directors of VimpelCom held on November 16, 2005, Henrik Torgersen raised issues concerning the legality of VimpelCom’s acquisition of URS and demanded answers from VimpelCom’s management to some specific questions concerning the URS acquisition. On December 12, 2005, we sent a letter to you concerning the need for comprehensive disclosure by VimpelCom in relation to the URS acquisition and requesting that VimpelCom address in a public filing a number of material issues.

In view of the way in which the URS acquisition became the subject of a shareholder vote, the controversy concerning its approval and consummation, and the ongoing litigation, in our view, the information and documents we have requested be disclosed by VimpelCom regarding the URS acquisition are sufficiently material that VimpelCom has a positive obligation to make such disclosure.

Despite such obligation, to date, VimpelCom has not publicly disclosed any of the information or documents we have requested be disclosed, or made any public disclosure concerning any of the questions raised by Mr. Torgersen or any of the issues addressed in our letter of December 12th. Nor have you responded to the suggestion in our letter of December 12th that a committee of members of the Board consisting of directors who were not nominated by Alfa investigate and report to the Board concerning any conflicts of interest arising from business relationships between certain of Alfa’s nominees on the Board and the sellers of URS.

Since having written our letter of December 12th, we have learned some things that have confirmed our belief that such an independent investigation is absolutely essential. For example, we have learned that an individual named Irene Spoerry is linked to Ravenscroft Holdings Limited, a British Virgin Islands company that was a proposed seller party to the Option Agreement dated 18 February 2005 (the “Option Agreement”) between VimpelCom, URS and the proposed sellers of URS. In five separate amendments to Alfa’s filings on Schedule 13D relating to VimpelCom that were filed with the SEC during the period between May 2002 and August 2004, Ms. Spoerry was identified as a director of an Alfa Group entity called Grand Financial Group Ltd., a British Virgin Islands company named in such filings as being one of the beneficial owners of Alfa Group’s shares in VimpelCom. In addition, in correspondence with Golden Telecom, Inc. and its affiliates during the period between May 2004 and April 2005 concerning the possible acquisition of Optima, an entity affiliated with URS, Ms. Spoerry was identified as a director of and signatory for Belongers Ltd. and Longview Global S.A., two British Virgin Islands companies the beneficial ownership of which has been linked to VimpelCom Board member and Altimo CEO, Alexey Reznikovich.

We are aware that VimpelCom will in due course be filing with the SEC an annual report on Form 20-F and that, consistent with VimpelCom’s past practice, members of the Board will be asked to approve the Form 20-F. We are also aware that, consistent with past practice, VimpelCom Board members will be asked to consider a report of VimpelCom’s audit commission concerning VimpelCom’s 2005 financial statements and to approve VimpelCom’s 2005 financial statements.

We believe VimpelCom’s Form 20-F is the filing with the SEC in which VimpelCom should comprehensively disclose all information and documents concerning the URS acquisition that we have requested be disclosed. We wish to inform you that, unless (a) VimpelCom’s management provides us with a draft Form 20-F that includes the disclosure of such information and documents and irrevocably confirms to us that it will file such Form 20-F with the SEC and (b) VimpelCom’s audit commission report is amended to address the financial details of the URS acquisition, we are not prepared to approve VimpelCom’s current Form 20-F or VimpelCom’s 2005 financial statements.

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Very truly yours,

/s/ Arve Johansen	/s/ Fridtjof Rusten	/s/ Henrik Torgersen
Arve Johansen	Fridtjof Rusten	Henrik Torgersen